January 13, 2005

Mail Stop 7010


By U.S. Mail and facsimile to (303) 468-4266

Ronald R. Snyder
President and Chief Executive Officer
Crocs, Inc.
6273 Monarch Park Place
Niwot, Colorado 80503


Re: 	Crocs, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed January 9, 2005
	File No. 333-127526


Dear Mr. Snyder:

      We have reviewed your filing and have the following comments.
We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Summary, page 1

1. Please include in a recent developments section a discussion of your preliminary results for the year ended December 31, 2005. This discussion should include any material events, transactions, and trends. If unaudited results are unavailable, please disclose that fact and explain why.

Principal and Selling Stockholders, page 82

2. We note your response to comment 4 of our letter dated October
25,
2005. When filing the amendment containing the prospectus you intend to circulate, please provide a representation stating your full response to comments 23 and 24 of our letter dated September 9, 2005, as well as that such amendment contains all selling shareholder information required by Item 507 of Regulation S-K.

Financial Statements
Note 15.  Equity
Equity-Based Compensation, page F-34

3. Please disclose in a footnote the total amount of deferred stock-based compensation as of September 30, 2005. Also, disclose the dollar impact that its amortization is expected to have on the fourth quarter of 2005, the 2006 fiscal year, the 2007 fiscal year, and remaining periods thereafter. Please also prominently discuss in your MD&A with similar quantification this expected future impact on your results of operations.

Exhibits

4. We note that you plan to file a number of agreements, including the underwriting agreement and legal opinion, by amendment.
Please
note that we will review these agreements when they are filed and may have comment. Please take our review and possible comments into account for your planning purposes with respect to acceleration of the registration statement.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Nudrat Salik, Staff Accountant, at (202)
551-
3692 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at
(202) 551-3749 or me at (202) 551-3760 with any other questions.


Sincerely,



Pamela A. Long
Assistant Director



cc:	Jeffrey A. Sherman, Esq. (via facsimile 303/607-3600)
      Faegre & Benson LLP
      3200 Wells Fargo Center
      Denver, Colorado 80203-4532
??

??

??

??

Ronald R. Snyder
Crocs, Inc.
January 13, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE